Exhibit 12.2

DuPont Fabros Technology, L.P.

Computation of Ratio of Earnings to Fixed Charges and Ratio of Earnings to Fixed Charges and Preferred Share Dividends

(Unaudited)

(Amounts in thousands, except ratios)

	Nine months ended September 30,	Year ended December 31,
	2013	2012	2011	2010	2009	2008
Earnings:
Net Income	$32,516	$60,833	$79,480	$43,708	$2,886	$36,160
Add: Fixed charges	41,745	56,100	58,077	69,742	41,455	28,199
Less: Capitalized interest	(1,617)	(4,711)	(28,411)	(26,375)	(7,021)	(15,448)

Total earnings	$72,644	$112,222	$109,146	$87,075	$37,320	$48,911

Fixed Charges and Preferred Stock Dividends:
Interest expense	$37,490	$47,765	$27,096	$36,746	$25,462	$10,852
Capitalized interest	1,522	4,434	27,024	25,177	5,691	13,150
Amortization of deferred financing costs	2,542	3,496	2,446	6,497	8,854	1,782
Capitalization of amortization of deferred financing costs	95	277	1,387	1,198	1,330	2,298
Interest factor in rents	96	128	124	124	118	117

Fixed Charges	$41,745	$56,100	$58,077	$69,742	$41,455	$28,199

Preferred stock dividend requirements (1)	20,433	27,053	20,874	3,157	—	—

Combined Fixed Charges and Preferred Stock Dividends	$62,178	$83,153	$78,951	$72,899	$41,455	$28,199

Ratio of earnings to fixed charges (2)	1.74	2.00	1.88	1.25	0.90	1.73

Ratio of earnings to combined fixed charges and preferred stock dividends (2)	1.17	1.35	1.38	1.19	0.90	1.73

(1)	The Company did not have any preferred stock outstanding for the periods prior to the year ended December 31, 2010.
(2)	The shortfall of earnings to fixed charges for the year ended December 31, 2009 was $4.1 million. Included in earnings for the year was a charge of $13.7 million related to the discontinuance of cash flow hedge.